Exhibit 99.2
SHARE PURCHASE AND INVESTOR RIGHTS AGREEMENT
This SHARE PURCHASE AND INVESTOR RIGHTS AGREEMENT (this “Agreement”) is entered into as of July 28, 2025, by and between Venezio Investments Pte. Ltd., a limited liability company with its registered address at 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891 (“Investor”) and Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap)  (the “Company”, and each of the Company and Investor, a “Party” and collectively, the “Parties”).
WHEREAS, through a series of open market purchases up to the date of this Agreement, Investor and/or its Affiliates have acquired 12,699,981 ordinary shares of the Company, with a nominal value of €0.02 each (the “Shares”, and such shares so acquired, the “Prior Shares”);
WHEREAS, Investor desires to purchase and accept from the Company 14,121,062 Shares that are currently held in treasury by the Company (such Shares to be so purchased, the “Acquired Shares”) for the Purchase Price (as defined below), and the Company desires to sell and transfer the Acquired Shares to Investor in a private placement in consideration of the representations, warranties and covenants of Investor set forth herein and the payment of the Purchase Price by Investor to the Company in accordance with Section 3 (Closing) herein (such transaction, the “Transaction”);
WHEREAS, concurrently with this Agreement, the Parties are entering into a registration rights agreement (the “Registration Rights Agreement”); and
WHEREAS, the Parties wish to enter into this Agreement for the consummation of the Transaction and in order to agree on certain arrangements relating to the governance of the Company as well as to manage the relationship between the Company and Investor as a shareholder of the Company, all in accordance with applicable laws and regulations.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:
Section 1.Definitions.
(a)For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have the following meanings:
“Acquired Shares” shall have the meaning assigned to such term in the Recitals.
“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that the Company, its Subsidiaries and any of the Company’s other controlled Affiliates shall not be deemed an Affiliate of Investor for purposes of this definition; and provided further that, in respect of the Investor, the term shall mean Temasek Holdings (Private) Limited (“THPL”) and THPL’s direct or indirect wholly owned subsidiaries whose boards of directors or equivalent governing bodies comprise employees or nominees of (i) THPL, (ii) Temasek Pte Ltd (“TPL”); and/or (iii) wholly owned subsidiaries of TPL. For the purpose of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” shall have the meaning assigned to such term in the Preamble.
“Alternative Exchange” shall have the meaning assigned to such term in Section 6(d).
“Anti-Money Laundering Laws” shall have the meaning assigned to such term in Section 4(t).
“Articles of Association” shall mean the Articles of Association of the Company, as amended from time to time.
“Board” shall mean the board of directors of the Company.
“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in either New York, New York, USA or Milan, Italy are authorized or required by law to close.
“Closing” shall have the meaning assigned to such term under Section 3(a).
“Closing Date” shall have the meaning assigned to such term under Section 3(a).
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company” shall have the meaning assigned to such term in the Preamble.
“Company Securities” shall mean (i) the Shares, (ii) securities convertible into or exchangeable for Shares, (iii) any other equity or equity-linked security issued by the Company and (iv) options, warrants or other rights to acquire Shares or any other equity or equity-linked security issued by the Company.
“Company Material Adverse Effect” shall have the meaning assigned to such term under Section 4(d)(i).
“Confidential Information” shall mean any information (in any form) relating to the Company or its Affiliates, that the Company or its Representatives made available to any Receiving Party or its respective Representatives on or after the execution of this Agreement, together with any written or electronic materials prepared by or on behalf of Investor or its Representatives containing or based in whole or in part upon or generated from such information. Without limiting the generality of the foregoing, Confidential Information shall include any information, data or know-how which relates to the business of the

Company, including information related to any business, governance or financial information, condition (financial or other), operations, assets, liabilities, results of operations, cash flows or prospects, forecasts, customer and vendor lists, business plans, or personnel, marketing or sales information, investors, employees, business and contractual relationships and any other non-public information of the Company (whether prepared by the Company, its advisors or otherwise). Confidential Information does not include information that: (a) at the time of disclosure to the Receiving Parties or their respective Representatives is or thereafter becomes generally available to the public other than as a result of a breach of the terms of this Agreement (or of the Confidentiality Agreement) by Investor or conduct of any of the other Receiving Parties or their or Investor’s Representatives that violates the terms of this Agreement or the Confidentiality Agreement applicable to such persons; (b) is or has previously been disclosed to the Receiving Parties or their respective Representatives on a non-confidential basis by a source other than the Company or its Representatives, provided that such source did not breach an obligation of confidentiality to the Company that was known by Investor or should have been known by Investor having made reasonable enquiries; or (c) was independently developed by the Receiving Parties or their respective Representatives without use of or reference to the Confidential Information.
“Confidentiality Agreement” shall mean the Confidentiality Agreement dated July 3, 2025 by and between the Company and Temasek Capital Management Pte. Ltd.
“Contract” shall mean any written agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other written obligation.
“Cut-Off Date” shall have the meaning assigned to such term in Section 8(e)(ii).
“Deed of Transfer” shall have the meaning assigned to such term in Section 3(b)(ii).
“Election Notice” shall have the meaning assigned to such term in Section 8(e)(ii).
“Environmental Laws” shall have the meaning assigned to such term in Section 4(p).
“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.
“General Meeting” shall mean the Company’s general meeting of shareholders.
“Governmental Entity” shall mean any national, federal, state, supranational, municipal or local government (including any (x) government, governmental or quasi-governmental entity, commission, board, department, bureau, official, minister, regulatory or administrative authority or agency, (y) court, tribunal, arbitrator or judicial or other body exercising, or entitled to exercise, any executive, legislative, regulatory or administrative functions under applicable law, and (z) stock exchange or similar self-regulatory organization exercising any regulatory, taxing or other governmental or quasi-governmental authority) and any subdivision, jurisdiction, administrative agency, commission or other authority thereof.
“IFRS” shall have the meaning assigned to such term in Section 4(k)(ii).
“Investor” shall have the meaning assigned to such term in the Preamble.
“Investor Nominee” shall have the meaning assigned to such term in Section 8(b)(i).
“Investor Shares” shall mean the Prior Shares and the Acquired Shares, collectively (including any Shares issued to the Investor with respect to the Investor Shares by way of a share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, exchange of shares, merger or any similar event).
“Lien” shall mean any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities laws.
“Lock-Up Period” shall mean the period beginning on the Closing Date and ending thirty-six (36) months after the Closing Date.
“Market Disruption Event” shall mean, with respect to any date, (i) the failure by NYSE or, if the Shares are not then listed on the NYSE, the principal U.S. national or regional securities exchange on which the Shares are then listed, or, if the Shares are not then listed on a U.S. national or regional securities exchange, the principal other market on which the Shares are then traded, to open for trading during its regular trading session on such date; or (ii) the occurrence or existence, for more than two consecutive hours of trading or during the one-half hour period before the close of trading in that market, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Shares or in any options contracts, warrants or futures contracts relating to the Shares.
“Minimum Holding Requirement” shall mean the Investor having beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), at any given time, of at least 7.5% (after any reduction to give effect to any hedging positions and arrangements that effectively transfer Investor’s economic interest in the Company to a third party (e.g., forward sale contracts), as determined by the Board in good faith) of the total Shares issued and outstanding at such time.
“NYSE” shall mean the New York Stock Exchange.
“Observer” shall have the meaning assigned to such term in Section 8(c)(i).
“OFAC” shall have the meaning assigned to such term in Section 4(u).
“Outside Date” shall have the meaning assigned to such term in Section 9(a).

“Party” shall have the meaning assigned to such term in the Preamble.
“Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Entity.
“Prior Shares” shall have the meaning assigned to such term in the Recitals.
“Prohibited Investor” shall have the meaning assigned to such term in Section 5(h).
“Proposed Transfer” shall have the meaning assigned to such term in Section 8(e)(i).
“Proposed Transfer Notice” shall have the meaning assigned to such term in Section 8(e)(ii).
“Purchase Price” shall mean $126,383,504.90.
“Receiving Parties” shall have the meaning assigned to such term in Section 6(a)(i).
“Registration Rights Agreement” shall have the meaning assigned to such term in the Recitals.
“Representatives” shall mean, collectively, with respect to any Party, such Party’s Affiliates and its and their respective officers, directors, managers, members, partners, professional advisors (including counsel, accountants, consultants and financial advisors) and employees.
“Rule 144” shall have the meaning assigned to such term in Section 5(e).
“Right Of First Offer” shall have the meaning assigned to such term in Section 8(e)(ii).
“ROFO Exercise Period” shall have the meaning assigned to such term in Section 8(e)(ii).
“ROFO Parties” shall have the meaning assigned to such term in Section 8(e)(i).
“Sanctioned Jurisdiction” shall have the meaning assigned to such term in Section 4(u).
“Sanctioned Person” shall have the meaning assigned to such term in Section 5(h).
“Sanctions” shall have the meaning assigned to such term in Section 4(u).
“SEC” shall mean the U.S. Securities and Exchange Commission.

“SEC Reports” shall mean each of the documents filed by the Company with the SEC since January 1, 2025.
“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.
“Shares” shall have the meaning assigned to such term in the Recitals.
“Shareholder Designee” shall have the meaning assigned to such term in Section 8(e)(ii).
“Strategic Investors” shall mean certain strategic investors as identified by the Company from time to time in good faith. As of the date of this Agreement, these include: Monterubello s.s., Mr. Ermenegildo Zegna di Monte Rubello, Strategic Holding Group S.à.r.l. and Investor.
“Subject Shares” shall have the meaning assigned to such term in Section 8(e)(i).
“Subsidiary” shall mean each of the Company’s “significant subsidiaries” as defined in Rule 1.02 of Regulation S-X promulgated under the Securities Act.
“Tax” or “Taxes” shall mean any and all taxes, levies, fees, imposts, duties and charges of whatever kind and wheresoever imposed (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and any ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs or duties.
“Termination Events” shall have the meaning assigned to such term in Section 9(a).
“THPL” shall have the meaning assigned to such term in the definition of “Affiliate”.
“TPL” shall have the meaning assigned to such term in the definition of “Affiliate”.
“Trading Day” shall mean a day on which (i) there is no Market Disruption Event; and (ii) trading in the Shares generally occurs on the NYSE or, if the Shares are not then listed on the NYSE, the principal U.S. national or regional securities exchange on which the Shares are then listed or, if the Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Shares are then traded.
“Transaction” shall have the meaning assigned to such term in the Recitals.

“Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a Person or any interest (including a beneficial interest or an economic entitlement) in, or the ownership, control or possession of, any interest owned by a Person, including, for the avoidance of doubt, by way of any hedging positions and arrangements that effectively transfer Investor’s economic interest in any Investor Shares to a third party (e.g., forward sale contracts).
(b)The headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to affect or form part of any of the provisions of this Agreement. All references to Sections are to Sections of this Agreement unless otherwise specified.
(c)Unless otherwise specified in this Agreement or if the context otherwise requires, for purposes of this Agreement: (i) words importing one gender shall include all other genders and vice versa; (ii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation;” (iii) the words “hereof,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole; and (iv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.
(d)Unless otherwise specified in this Agreement or the context otherwise requires, all references to any (i) statute in this Agreement include the rules and regulations promulgated thereunder, (ii) laws and regulations in this Agreement shall be a reference to such laws and regulations as amended, re-enacted, supplemented, consolidated or replaced as of the applicable date or during the applicable period of time, and (iii) agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof.
(e)No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against either Party.
(f)If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter
Section 2.Sale and Transfer. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants contained herein, at the Closing, Investor agrees to purchase and accept from the Company, and the Company agrees to sell and transfer to Investor, the Acquired Shares for a cash amount equal to the Purchase Price.

Section 3.Closing.
(a)Closing Date. Subject to the terms and conditions of this Agreement, the closing of the purchase, sale and transfer of the Acquired Shares provided for in this Agreement (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) on the first (1st) Business Day following the satisfaction or, to the extent permitted by applicable law, waiver of the last condition in Section 7 (Conditions) to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions) (such date, the “Closing Date”).
(b)Company Closing Deliverables. Subject to the terms and conditions of this Agreement, the Company shall deliver (or cause to be delivered) to Investor:
(i)at the Closing, a certificate, dated as of the Closing Date, signed by an appropriate officer of the Company, as contemplated by Section 7(c) (Conditions to Obligations of Investor);
(ii)at the Closing and subject to receipt by the Company from the Investor of the certificate referred to in Section 3(c)(i) and the Purchase Price, a duly signed counterpart of the private deed of transfer of shares between the Company and the Investor, pursuant to which the Company will transfer, on the Closing Date, the Acquired Shares in registered form, free and clear of any Liens (other than those agreed by the Parties in this Agreement and any Liens created, imposed or caused, directly or indirectly, by Investor) to the Investor, and the Investor will accept the same (the “Deed of Transfer”); and,
(iii)as soon as practicable after the Closing Date, a written notice from the Company or its transfer agent evidencing the registration of the Acquired Shares in the name of Investor in the Company's shareholders register as of the Closing Date. The Investor’s details for its registration as a shareholder in the Company’s shareholders register shall be those included under Section 10(j) (Notices) herein.
(c)Investor Closing Deliverables. Subject to the terms and conditions of this Agreement, at the Closing, Investor shall deliver to the Company:
(i)a certificate, dated as of the Closing Date, signed by an appropriate officer of Investor, as contemplated by Section 7(b) (Conditions to Obligations of the Company);
(ii)an amount equal to the Purchase Price by wire transfer of United States dollars in immediately available funds to an account specified by the Company, pursuant to instructions given to Investor by the Company no later than two (2) Business Days prior to the Closing Date; and

(iii)at the Closing and subject to receipt by the Investor from the Company of the certificate referred to in Section 3(b)(i), a duly signed counterpart of the Deed of Transfer.
(d)Legends on Acquired Shares. Each book entry for the Acquired Shares shall contain a notation, and each certificate (if any) evidencing the Acquired Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE REOFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN A TRANSACTION REGISTERED UNDER OR EXEMPT FROM OR NOT SUBJECT TO SUCH REGISTRATION.
THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THAT CERTAIN SHARE PURCHASE AND INVESTOR RIGHTS AGREEMENT, DATED JULY 28, 2025, BETWEEN ERMENEGILDO ZEGNA N.V. (THE “COMPANY”) AND VENEZIO INVESTMENTS PTE. LTD. (THE “AGREEMENT”) (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). SUBJECT TO THE EXCEPTIONS DESCRIBED IN THE AGREEMENT, THESE SHARES MAY NOT BE SOLD OR TRANSFERRED PRIOR TO [•]1.
(e)Legends on Prior Shares. Upon the Company’s request, Investor shall, and shall cause its Affiliates to, cooperate and take all actions necessary in order for the book entries for the Prior Shares to contain a notation, and each certificate (if any) evidencing the Prior Shares to be stamped or otherwise imprinted with a legend, in substantially the following form:
THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THAT CERTAIN SHARE PURCHASE AND INVESTOR RIGHTS AGREEMENT, DATED JULY 28, 2025, BETWEEN ERMENEGILDO ZEGNA N.V. (THE “COMPANY”) AND VENEZIO INVESTMENTS PTE. LTD. (THE “AGREEMENT”) (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). SUBJECT TO THE EXCEPTIONS DESCRIBED IN THE AGREEMENT, THESE SHARES MAY NOT BE SOLD OR TRANSFERRED PRIOR TO [•].
(f)Stop Transfer Instructions. Investor and its Affiliates agree and consent to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the Transfer of any Investor Shares in compliance with the lock-up restrictions under Section 8(a) (Lock-Up) and to the addition of legends to the Investor Shares describing the above-mentioned restrictions.
Section 4.Company Representations and Warranties. Except as set forth in any reports, forms, registration statements and other statements, certifications and
1     The Parties agree that, in the actual legend, the blob will be replaced by the first day after the end of the 36-month lock-up.

documents filed with or furnished to the SEC by the Company (including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto) on or prior to the date hereof (but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company represents and warrants to Investor as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) that:
(a)Due Incorporation and Valid Existence. Each of the Company and its Subsidiaries has been duly formed and is validly existing under the laws of its jurisdiction of organization and is in good standing under its jurisdiction of incorporation (to the extent such concept exists in such jurisdiction), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its constituent documents.
(b)Ownership of the Shares. The Company is the sole record and beneficial owner of the Acquired Shares. The Company has good and marketable title to the Acquired Shares, free and clear of any Liens. Upon the transfer of the Shares to Investor at the Closing in accordance with this Agreement, Investor will acquire good and marketable title to the Acquired Shares, free and clear of any Liens (other than those agreed by the Parties in this Agreement and any Liens created, imposed or caused, directly or indirectly, by Investor), assuming the accuracy of the representations and warranties of Investor under this Agreement. The Acquired Shares will not be subject to any preemptive or similar rights.
(c)Due Authorization. This Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding obligation of Investor, this Agreement constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
(d)No Conflicts.
(i)The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder, including the sale of the Acquired Shares and the execution, delivery and compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien upon any of the property or assets of the Company or any of its Subsidiaries pursuant to the terms of any Contract to which the Company or any of its

Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, tax position, tax status, prospects, shareholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”) or materially affect the legal authority of the Company to timely comply in all material respects with the terms of this Agreement; (ii) result in a violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially affect the legal authority of the Company to perform in all material respects its obligations under this Agreement.
(ii)Neither the Company nor any of its Subsidiaries is in default or violation of any term, condition or provision of (i) its organizational documents, (ii) any Contract to which the Company or any of its Subsidiaries is now a party or by which the Company’s or any of its Subsidiaries’ properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e)No Registration. Assuming the accuracy of the representations and warranties of Investor set forth in this Agreement, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Company to Investor hereunder. The Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act. The sale of the Acquired Shares hereunder does not contravene the rules and regulations of the NYSE or the SEC.
(f)Authorized Share Capital. As of the date hereof, (i) the authorized share capital of the Company consisted of 400,000,000 Shares, 200,000,000 special voting shares A, with a nominal value of €0.02 each, 50,000,000 special voting shares B, with a nominal value of €0.08 each and 15,000,000 special voting shares C, with a nominal value of €0.18 each, and (ii) there are 254,089,368 Shares and 154,981,350 special voting shares A issued and outstanding.
(g)No Consents or Approvals. Assuming the accuracy of the representations and warranties of Investor set forth in this Agreement, the Company is not required to obtain any consent, approval or waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Entity or other Person in connection with the execution, delivery and performance by the Company of this Agreement (including the sale and transfer of the Acquired Shares), other than (i) filings with the SEC, (ii) filings, the failure to obtain which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) those required by the NYSE.
(h)No Default. The Company has not received any written communication from a Governmental Entity alleging that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(i)Litigation. There is no (i) suit, action, proceeding or arbitration before a Governmental Entity pending, or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, or (ii) judgment, decree, injunction, ruling or order of any Governmental Entity outstanding against the Company or any of its Subsidiaries, except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(j)Investment Company Act. The Company is not, and immediately after receipt of payment for the Acquired Shares and consummation of the Transaction, will not be required to be registered as an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.
(k)SEC Reports; Financial Statements
(i)As of the date hereof, the Company has filed all SEC Reports required to be filed with the SEC on a timely basis or has received or obtained a valid extension of such time of filing and has filed such SEC Reports prior to the expiration of any such extension. Each of the SEC Reports, as of its respective filing date, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Report, and, except to the extent that information contained in any SEC Report has been revised or superseded by a later filed SEC Report filed and publicly available prior to the date of this Agreement, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports as of the date hereof. To the Company’s knowledge, as of the date hereof, none of the SEC Reports are the subject of an ongoing SEC review.
(ii) The consolidated financial statements and the related notes thereto of the Company and its consolidated Subsidiaries included or incorporated by reference in the SEC Reports present fairly in all material respects the financial position of the Company and its consolidated

Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified. Such consolidated financial statements have been prepared in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS”) applied on a consistent basis throughout the periods covered thereby (other than, in the case of unaudited consolidated financial statements, for the omission of notes).
(l)Title to Properties. The Company and its Subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.
(m)Intellectual Property. (a) The Company and its Subsidiaries own or possess the rights to use all material patents, patent rights, inventions, copyrights and related rights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them that are material in the context of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, and, (b) neither the Company nor any of its Subsidiaries has received any notice or claim of infringement or misappropriation of or conflict with asserted rights of others with respect to any of the foregoing, and neither the Company nor any of its Subsidiaries has received notice of, or is aware of facts that would form a reasonable basis for, any such notice or claims, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Company Material Adverse Effect.
(n)Permits. The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the conduct of their respective businesses, except where the failure to possess or make the same would not or could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, in each case except as could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.
(o)No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(p)Environmental Compliance. The Company and its Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules and regulations, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”) and (ii) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability as would not or could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
(q)Taxes. The Company and each Subsidiary (i) has filed with all appropriate taxing authorities, all income, profit, franchise or other Tax returns required to be filed through the date hereof, and such filings were when submitted (and remain) accurate and complete, save for any filings for which the failure to file (or the filing or an inaccurate or incomplete return) would not, singly or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) has duly and punctually paid all Tax for which it is, or has become, liable to pay and the Company and each Subsidiary are not liable to pay any penalty, surcharge, fine or interest in relation thereto, except (x) for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with IFRS or (y) to the extent that any failure to pay an amount of Tax (or the incurrence of any penalty, surcharge, fine or interest) would not, singly or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iii) is not currently party to and does not have any knowledge of any dispute with or investigation by any tax authority which, if determined adversely to the Company or any Subsidiary, might individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.
(r)Insurance. The Company and its Subsidiaries maintain insurance against such losses and risks and in such amounts as the Company reasonably deems adequate to conduct its current business as described in the SEC Reports. Neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage as may be necessary to continue its business at a cost that would not have a Company Material Adverse Effect.
(s)No Unlawful Payments. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any Affiliate or Representative of the Company or of any of its Subsidiaries, has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage relating to the Company or any of its Subsidiaries or any of their respective businesses; the Company and each of its Subsidiaries conducts their businesses in compliance in all material respects with applicable anti-corruption laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws. Neither the Company nor any of its Subsidiaries will use, directly or knowingly indirectly, the proceeds of this offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of Anti-Money Laundering Laws or any applicable requirements or restrictions imposed by OFAC (as defined below).
(t)Compliance with Anti-Money Laundering Laws. The operations of the Company and its Subsidiaries are and, to the knowledge of the Company, have been conducted within the past five (5) years in compliance in all material respects with applicable financial recordkeeping and reporting requirements, including, to the extent applicable, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
(u)No Conflicts with Sanctions Laws. None of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any directors or officers of the Company or of any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, or the U.K. Government (including, without limitation, the Office of Financial Sanctions Implementation) (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized, resident or doing business in a country, region or territory that is the subject or the target of country or region-wide Sanctions, including, without limitation, the Crimea (including Sevastopol), so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, and North Korea (each a “Sanctioned Jurisdiction”). Further, none of the Company or any of its Subsidiaries is (i) directly or indirectly controlled by or owned 50% or more in the aggregate by one or more persons or entities that is the subject or target of Sanctions; or (ii) acting on behalf of any individuals or entities operationally based or domiciled in a Sanctioned Jurisdiction, or the government of a Sanctioned Jurisdiction. The Company, each of its Subsidiaries and, to the knowledge of the Company, each of their respective directors and officers have not since April 24, 2019 engaged in, and are not now engaged in, any dealings or transactions in such relevant capacity in violation of applicable Sanctions. Neither the Company nor any of its Subsidiaries are currently planning to do business in any Sanctioned Jurisdiction, or with any person or entity that is the target of Sanctions or directly or indirectly controlled by or owned 50% or more in the aggregate by one or more persons or entities that is the subject or target of Sanctions. The Company and each of its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and ensure compliance with applicable Sanctions.
(v)Export Control Laws. The Company has not in the past five (5) years violated, and is currently not in violation of, applicable export control laws and regulations, including but not limited to the Export Administration Regulations administered by the Bureau of Industry and Security, an agency of the United States Department of Commerce. The Company has instituted and maintains policies and procedures reasonably designed to promote and ensure compliance with all applicable export control laws and regulations.
(w)No TID U.S. business. The Company or its Subsidiaries (i) do not produce, design, test, manufacture, fabricate, or develop any critical technologies as that term is defined in 31 C.F.R. § 800.215; (ii) do not perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure, as that term is defined in 31 C.F.R. § 800.212; and (iii) do not maintain or collect sensitive personal data, and have no demonstrated business objective to do so in the future, as described in 31 C.F.R. § 800.241, and, therefore, neither the Company nor any of its Subsidiaries is a “TID U.S. business” as defined in 31 C.F.R. § 800.248.
(x)Absence of Certain Changes. From December 31, 2024 to the date hereof: (i) the Company and its Subsidiaries have conducted their business, in all material respects, in the ordinary course of business; (ii) the Company has not purchased any of its outstanding share capital, nor declared, paid or otherwise made any dividend or distribution of any kind on its share capital other than ordinary and customary dividends; and (iii) there has been no event, occurrence or development that has had or would reasonably be expected to have a Company Material Adverse Effect.
(y)NYSE. The Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the NYSE, and there is no action pending by the Company or any other Person to terminate the registration of the Shares under the Exchange Act or to delist the Shares from the NYSE, nor has the Company received any written notification that the SEC or NYSE is currently contemplating terminating such registration or listing. The Company is in compliance in all material respects with applicable NYSE continued listing requirements.
(z) Manipulation of Price. The Company has not taken, and, to the Company’s knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Acquired Shares.
(aa)US Tax Status. The Company is organized as a Dutch public limited liability company (naamloze vennootschap) which is, as of the date hereof, a per se corporation under U.S. Treasury Regulations Section 301.7701-2.
(ab)Artificial Intelligence and Machine Learning. No artificial intelligence or machine learning tools used by the Company or its Subsidiaries are trained on third-party or sensitive customer datasets, and no such tools are sold, licensed to, or developed for, external third parties. No software development by the Company or its Subsidiaries occurs within the United States.
Section 5.Investor Representations and Warranties. Investor represents and warrants to the Company as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) that:
(a)Due Incorporation and Valid Existence. Investor has been duly incorporated and is validly existing as a limited liability company under the laws of Singapore, in good standing under the laws of Singapore (to the extent such concept exists in such jurisdiction), with corporate or similar power and authority to conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement. All of the equity interests of Investor are ultimately owned by THPL.
(b)Due Authorization. Investor has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by Investor, and assuming that this Agreement constitutes the valid and legally binding agreement of the Company, this Agreement constitutes a valid and legally binding obligation of Investor, enforceable against Investor in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
(c)No Consents or Approvals. No expirations of waiting periods under applicable laws are required and notices, reports or other filings are required to be made by Investor with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Investor from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Investor or the consummation of the Transaction, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction.
(d)No conflicts. The execution, delivery and performance by Investor of this Agreement do not, and the consummation of the Transaction will not, conflict with, or result in any breach or violation of, or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the assets of Investor under any provision of (i) the certificate of incorporation, by-laws or comparable governing documents of Investor, (ii) any Contract binding upon Investor or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Transaction) compliance with the matters referred to in Section 5(c) (No Consents or Approvals) above, any law to which Investor is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction.
(e)No Public Offering. Investor acknowledges and agrees that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Investor acknowledges and agrees that the Acquired Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Investor absent an effective registration statement or pursuant to an applicable exemption from the registration requirements of the Securities Act and subject to state securities laws and regulations and any other applicable securities laws, and that any certificates representing the Acquired Shares shall contain the restrictive legend set forth in Section 3(d) (Legends on Acquired Shares). Investor acknowledges and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Investor acknowledges and agrees that the Acquired Shares may not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least six months from the Closing Date. Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Acquired Shares.
(f)Evaluation and Ability to Bear Risk.
(i)Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Investor is not an entity formed for the specific purpose of acquiring the Acquired Shares and is an “institutional account” as defined by FINRA Rule 4512(c).
(ii)In making its decision to purchase the Acquired Shares, Investor represents that it has relied solely upon its own independent analysis and investigation. Investor acknowledges and agrees that Investor has received all information that Investor deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Transaction. Without limiting the generality of the foregoing, Investor acknowledges that it has reviewed or had the full opportunity to review the Company’s filings with the SEC. Investor acknowledges and agrees that Investor and Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares, sufficient, in Investor’s judgment, to enable Investor to evaluate its investment. As applicable, Investor acknowledges that certain such information is forward looking, and such forward looking statements were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements.
(iii)Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including but not limited to those set forth in the Company’s filings with the SEC. Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Investor has sought such accounting, legal and tax advice as Investor has considered necessary to make an informed investment decision.
(iv)Investor represents and acknowledges that Investor, alone, or together with any professional advisor(s), has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Investor and that Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of Investor’s investment in the Company. Investor acknowledges specifically that a possibility of total loss exists.
(v)Investor understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of this offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares.
(vi)Investor understands and agrees that Investor is purchasing the Acquired Shares directly from the Company. Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to Investor by or on behalf of the Company or any of its Affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement.
(g)No Broker / Dealer. Investor acknowledges that none of the Company or its representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to Investor; neither Investor nor any of its subsidiaries, nor any of their representatives or any person acting on behalf of any of them has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that Investor has employed Rothschild & Co. as its financial advisor.
(h) Sanctions. Investor is not (i) a person or entity named on any sanctioned or restricted party list maintained by the United States, including OFAC and the

U.S. Department of State, or by any Governmental Entities of any other jurisdictions in which the Company or any of its Subsidiaries do business or to whose jurisdiction any of them are otherwise subject (a “Sanctioned Person”), (ii) owned in the aggregate 50 percent or greater, directly or indirectly, or otherwise controlled by, or acting for or on behalf of, a Sanctioned Person, (iii) organized, incorporated, established, located, or resident in a Sanctioned Jurisdiction, (iv) a Governmental Entity of, or acting for or on behalf of a Governmental Entity of, a Sanctioned Jurisdiction or Venezuela, (v) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (vi) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). Investor represents that it maintains policies and procedures reasonably designed to ensure compliance with applicable sanctions laws and implementing rules and regulations thereof, including, without limitation, those administered by OFAC and the U.S. Department of State, which policies and procedures provide for the screening of its investors against all applicable sanctioned or restricted party lists. Investor further represents and warrants that, to its knowledge, the funds held by Investor and used to purchase the Acquired Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
(i)Sufficiency of Funds. Investor has and, when required to deliver payment to the Company pursuant to Section 3 (Closing) above, will have, sufficient funds to pay the Purchase Price and consummate the purchase of the Acquired Shares pursuant to this Agreement.
(j)No Put Equivalent Positions. As of the date hereof, Investor does not have, and during the thirty (30) day period immediately prior to the date hereof Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company.
(k)Group. Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of Investor and its Affiliates.
Section 6.Covenants.
(a)Confidentiality.
(i)Investor agrees that Confidential Information furnished and to be furnished to it and to its Representatives has been and may in the future be made available in connection with Investor’s investment in the Company. From the Closing Date until the date that is two (2) years after Investor and its Affiliates (or their respective successors and permitted assigns) (collectively, the “Receiving Parties”) no longer own any Shares, Investor shall, and shall cause the other Receiving Parties to, keep confidential, and direct any Person to whom Confidential Information is disclosed pursuant to clause (i) below to keep confidential, the Confidential Information in accordance with this Section 6(a) (Confidentiality) and shall, and shall cause the other Receiving

Parties to, only use such Confidential Information in connection with monitoring and managing their respective investment in the Company and with their internal compliance and audit processes, and not for any other purpose. The Receiving Parties shall not disclose any Confidential Information to any Person without the Company’s prior written consent, except that Confidential Information may be disclosed (i) to the Receiving Parties’ Representatives, on a need-to-know basis only, with respect to monitoring and managing the Receiving Parties’ investment in the Company as well as complying with the Receiving Parties’ internal compliance and audit processes, (ii) in the case of Investor Nominee, in the performance of his or her duties for and/or on behalf of the Company, (iii) to the extent the Receiving Parties or their respective Representatives are so required in connection with a judicial, regulatory, tax or administrative proceeding (by oral questions, interrogatories, requests for information or documents, subpoena, Civil Investigation Demand or similar process), provided that the Receiving Parties agree, to the extent legally permissible and reasonably practicable, to give the Company prompt prior notice of the requirement to make such disclosure, and the Receiving Parties agree to reasonably cooperate, and to direct their respective Representatives to reasonably cooperate, with the Company so that the Company may seek, at its sole cost and expense, an appropriate protective order or other remedy, and in the event that such a protective order or other remedy is not obtained, the Receiving Parties or their respective Representatives (as applicable) (x) will furnish only that portion of the Confidential Information that, on the written advice of its legal counsel (internal or external), is required by applicable law to be disclosed to avoid censure or penalty and (y) will use commercially reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded to such information, or (iv) in connection with the enforcement of any right or remedy relating to this Agreement or any of the transactions contemplated hereby. Investor agrees to be responsible for any breach by the Receiving Parties and its and their respective Representatives of the applicable provisions of this Section 6(a) (Confidentiality).
(ii)Investor is aware that securities laws in the United States and elsewhere prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Investor also understands that the Confidential Information may constitute material non-public information about the Company, and Investor is familiar with the legal prohibitions and limitations imposed upon a recipient of material non-public information by the Securities Act and the Exchange Act.
(iii)The Company may at any time reasonably request Investor to inform the Company of how many Shares the Receiving Parties legally or beneficially hold. Upon such request, Investor shall inform the Company as requested in writing within three (3) Business Days.
(b)No Hedging. Investor agrees that, from the date of this Agreement until the Closing Date or the earlier termination of this Agreement, none of Investor or any person or entity acting on behalf of Investor or pursuant to any understanding with Investor will engage in any hedging or other transactions or arrangements (including any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by Investor or any other person), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act), of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any Acquired Shares, any equity securities of the Company or any instrument exchangeable for or convertible into any equity securities of the Company prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of equity securities of the Company, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing.
(c)Listing. The Company shall use commercially reasonable efforts to maintain the listing and trading of the Shares on the NYSE or on another internationally recognized exchange (the “Alternative Exchange”), and, in accordance therewith, will use reasonable best efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the rules and regulations of the NYSE or such other Alternative Exchange.
(d)Removal of Legends
(i)
(i)Following the expiry of the Lock-Up Period, in connection with any sale, assignment, transfer or other disposition of Investor Shares by Investor or any Affiliate pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall request its transfer agent to remove any restrictive legends related to the book entry account of Investor or its Affiliates holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from the Investor, provided that the Company has timely received from the Investor or the relevant Affiliates customary representations and other documentation reasonably satisfactory to the Company, its legal counsel and the transfer agent in connection therewith.

The Company shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.
(ii)Following the expiry of the Lock-Up Period, subject to receipt from the Investor or the relevant Affiliates by the Company and the transfer agent of customary representations and other documentation in a form reasonably satisfactory to the Company, its legal counsel and the transfer agent in connection therewith, upon the earliest of such time as the Investor Shares (a) have been registered under the Securities Act pursuant to an effective registration statement; (b) have been sold pursuant to Rule 144, or (c) are eligible for resale under Rule 144(b)(1) without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor provision), the Company shall, in accordance with the provisions of this Section 6(e) and as soon as reasonably practicable following any request therefor from the Investor accompanied by such representations and documentation referred to above, (x) deliver to the transfer agent instructions that the transfer agent shall make a new, unlegended entry for such book entry Shares in a form reasonably acceptable to the transfer agent, and (y) cause its counsel to deliver to the transfer agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the transfer agent to effect the removal of the legend in accordance with the provisions of this Agreement.
(e)No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s performance of its obligations to the Investor under this Agreement or the Registration Rights Agreement.
(f)Changes to U.S. Tax Status. For so long as Investor satisfies the Minimum Holding Requirement, the Company shall consult Investor in good faith prior to engaging in any merger, restructuring or similar transaction, or making an election on IRS Form 8832, that in each case would cause the Company (or any successor to the Company) to be classified as anything other than a corporation for U.S. federal income tax purposes.
(g)Further Assurance. At the Closing, the Parties hereto shall execute and deliver, or shall cause to be executed and delivered, such additional documents and take such additional actions as the Parties reasonably may deem to be practical and necessary to consummate the Transaction as contemplated by this Agreement.
Section 7.Conditions.
(a)Condition to Each Party’s Obligation to Consummate the Transaction. The respective obligation of each Party to consummate the Transaction is subject to the satisfaction or waiver in writing by Investor and the Company, at or prior to the Closing, of the following condition:

(i)Orders and Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.
(b)Conditions to Obligations of the Company. The obligation of the Company to consummate the Transaction shall be subject to the satisfaction on the Closing Date, or the waiver (in writing) by the Company, of each of the following conditions:
(i)all representations and warranties of Investor contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such specified date), and consummation of the Closing shall constitute a reaffirmation by Investor of each of the representations and warranties of Investor contained in this Agreement as of the Closing Date or such specified date, as applicable;
(ii)all obligations, covenants and agreements of Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects; and
(iii)the Company shall have received at the Closing a certificate signed on behalf of Investor by a duly authorized officer of Investor (solely in their capacity as such and not in their personal capacity, and without personal liability), as to the conditions set forth in Section 7(b)(i) and Section 7(b)(ii).
(c)Conditions to Obligations of Investor. The obligation of Investor to consummate the Transaction shall be subject to the satisfaction on the Closing Date, or the waiver (in writing) by Investor, of each of the following conditions:
(i)all representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true in all respects) as of such specified date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Agreement as of the Closing Date or such specified date, as applicable;
(ii)all obligations, covenants and agreements of the Company required to be performed by it at or prior to the Closing Date shall have been performed in all material respects;
(iii)Investor shall have received at the Closing a certificate signed on behalf of the Company by a duly authorized officer of the Company (solely in their capacity as such and not in their personal capacity, and without personal liability), as to the conditions set forth in Section 7(c)(i) and Section 7(c)(ii); and
(iv)no stop order or suspension of trading shall have been imposed by the NYSE, the SEC or any other governmental or regulatory body with respect to public trading in the Shares. The Shares shall not have been suspended, as of the Closing Date, by the SEC or the NYSE from trading thereon nor shall any such suspension by the SEC or the NYSE have been threatened, as of the Closing Date, in writing by the SEC or the NYSE.
Section 8.Certain Rights and Obligations of Investor Following the Closing.
(a)Lock-Up.
(i)No Transfers of Prior Shares. Investor shall, and shall cause its Affiliates, not to Transfer any of the Prior Shares or any economic entitlement therein from the date of this Agreement until the Closing Date, included.
(ii)Lock-Up on Investor Shares. Subject to Section 8(a)(iii) (Permitted Transfers), Investor shall, and shall cause its Affiliates, not to Transfer any of the Investor Shares, or any economic entitlement therein, during the Lock-Up Period. For the avoidance of doubt, Investor and its Affiliates shall retain all of their respective rights as shareholders of the Company with respect to the Investor Shares during the Lock-Up Period, including the right to vote any of the Investor Shares and to receive any dividends or other distributions.
(iii)Permitted Transfers. Notwithstanding Section 8(a)(ii) (Lock-Up on Investor Shares), subject to Section 8(a)(v) (Transfer Notice for Permitted Transfers), Investor and its Affiliates shall be permitted to Transfer from time to time any or all of the Investor Shares to any of its Affiliates, including to a corporation, partnership, limited liability company, trust or any other business entity that is wholly owned by Investor (it being understood that any such Investor Shares shall continue to be subject to the restrictions on Transfer set forth in this Agreement and the transferee shall agree in writing to be bound thereby as provided in Section 8(a)(v) (Transfer Notice for Permitted Transfers); provided that, such permitted transferee shall continue to be ultimately wholly owned by THPL at least until the expiry of the Lock-Up Period; and provided, further, that if during the Lock-Up Period such permitted transferee were to cease to be ultimately wholly owned by THPL, prior to ceasing to be so wholly owned, it shall Transfer back to Investor (or the applicable Affiliate) all of its Investor Shares, subject to compliance with this Section 8(a)(iii).
(iv)Transfers After Lock-Up Expiry. Following the expiration of the Lock-Up Period, the Investor Shares (or any economic entitlement therein) beneficially owned or held of record by Investor or its Affiliates may be Transferred without restrictions under this Agreement, other than the restrictions set forth in Section 8(a)(v) (Transfer Notice for Permitted Transfers), Section 8(a)(vi) (Compliance with Law), Section 8(a)(vii) (Volume Limitation on Certain Transfers), Section 8(a)(viii) (Identity of Transferees) and Section 8(e) (Right of First Offer) below; it being understood that, for so long as an Investor Nominee is a member of the Board, any such Transfer shall be made in compliance with the Company’s insider trading policy.
(v)Transfer Notice for Permitted Transfers. At least ten (10) Business Days of prior notice shall be given during the Lock-Up Period to the Company by the transferor of any Transfer of Investor Shares permitted by Section 8(a)(iii) (Permitted Transfers). Prior to consummation of any such Transfer during the Lock-Up Period, Investor shall cause the transferee to execute and deliver to the Company a written agreement in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Section 8(a) (Lock-Up) and Section 6(a) (Confidentiality).
(vi)Compliance with Law. Notwithstanding any other provision of this Agreement, Investor agrees that it and its Affiliates will not, directly or indirectly, Transfer any of their Investor Shares except as permitted under applicable law, including applicable securities laws.
(vii)Volume Limitation on Certain Transfers. After the expiry of the Lock-Up Period, for so long as Investor and its Affiliates (or their successors and permitted assigns) hold any Shares, Investor and its Affiliates shall not Transfer, individually or collectively, a number of Shares that exceeds three percent (3%) of the total Shares issued and outstanding in any twenty (20)-Trading Day period as part of any “at-the-market,” continuous equity or similar offerings.
(viii)Identity of Transferees. In connection with any Transfer or proposed Transfer by Investor or its Affiliates (individually or collectively, and taken together with any Transfers by their permitted transferees) of more than two percent (2%) of the Shares then issued and outstanding, whether in a single transaction or series of related transactions, to a single transferee (or several transferees affiliated among them), Investor shall promptly notify the

Company of the identity of any such prospective or actual transferee to the extent it may technically know such transferee’s identity.
(b)Nomination Rights. Subject to the terms and conditions of this Agreement, including, for the avoidance of doubt, with respect to the Minimum Holding Requirement:
(i)Nomination of Investor Nominee. Subject to and subsequent to the Closing, for so long as Investor satisfies the Minimum Holding Requirement at the time of the notice of a General Meeting, and subject to the other terms of this Section 8(b), Investor shall have the right to nominate one (1) individual to serve as non-executive director (the “Investor Nominee”) for appointment by the General Meeting. For the avoidance of doubt, the foregoing nomination right shall first apply with respect to the annual General Meeting to be held in 2026. The Parties agree that the Investor Nominee shall initially be Mr. Nagi Hamiyeh.
(ii)Required Approval and Qualifications. The nomination of the Investor Nominee (including any replacement) under this Section 8(b) shall be subject to such Investor Nominee’s satisfaction of all criteria and qualifications for service as a non-executive director, including under applicable law and regulations, the Articles of Association, NYSE rules, the Dutch Corporate Governance Code, any corporate regulations and any other criteria established by the Board for such service, including, for the avoidance of doubt, the Profile of the Board included in the Board regulations, that are generally applicable to members of the Board (but, for the avoidance of doubt, not including independence or diversity criteria). In addition, the nomination of any Investor Nominee (including of any replacement thereof) shall be subject to the Board’s approval in its discretion.
(iii)Company Efforts. The Company shall use its reasonable efforts to cause the Board to, in accordance with the Articles of Association, make a binding nomination for the appointment of the Investor Nominee as non-executive director of the Company at the next annual General Meeting scheduled by the Board after receiving Investor’s proposal.
(iv)Undertakings by Investor Nominee. Subject to Section 8(b)(x) (Lapse of Nomination Right and Cure Period) below, any Investor Nominee shall undertake in writing to the Company (x) to promptly tender his or her resignation from the Board at such time at which Investor ceases to satisfy the Minimum Holding Requirement and (y) to be bound by the same code of conduct, code of ethics, confidentiality obligations and other Board policies as are approved by the Board or by the Company and applicable to the non-executive directors of the Company.
(v)Term. Each Investor Nominee appointed to the Board by a General Meeting shall serve for a term following the appointment of such director until the earlier of (a) the close of the first annual General Meeting following the appointment of such director and (b) his or her death, withdrawal by the Investor Nominee, retirement or resignation or dismissal pursuant to this Agreement, the Articles of Association or the Board regulations, as may be applicable.
(vi)Nomination Review Process. Investor shall cause the Investor Nominee to make themselves reasonably available (at a reasonable time (but not less than sixty (60) days) in advance of the expected convocation of the relevant General Meeting at which the Investor Nominee is to be appointed) for interviews and to consent to such reference and background checks or other investigations as the Board may reasonably request to determine the Investor Nominee’s eligibility and qualification to serve as a non-executive director of the Company, consistent with the Board’s practices with respect to director candidates generally. If an Investor Nominee does not satisfy the requirements to serve a non-executive director of the Company set forth in Section 8(b)(ii) (Required Approval and Qualifications), and provided that Investor satisfies the Minimum Holding Requirement, then Investor shall have the right to designate an alternative Investor Nominee for appointment as non-executive director to the Board, subject to the conditions set forth in Section 8(b)(ii) (Required Approval and Qualifications).
(vii)Replacement Investor Nominee. If the term of the Investor Nominee terminates before the next annual meeting of shareholders of the Company, then at the request of Investor, provided that Investor satisfies the Minimum Holding Requirement, and in any case subject to Section 8(b)(ii) (Required Approval and Qualifications) above, such director shall be replaced by another director nominated by Investor. Subject to compliance with above Section 8(b)(ii) (Required Approval and Qualifications), the appointment of such replacement director shall be effected as promptly as reasonably practicable following the nomination of such replacement director by Investor. If the Investor Nominee is unable to act (within the meaning of clause 8.2.9 (b) of the Articles of Association), provided that Investor satisfies the Minimum Holding Requirement at such time, the Investor may request in writing that the Board replace such Investor Nominee by a temporary replacement nominated in writing by the Investor, which nomination is subject to the approval of the Board in its discretion.
(viii)Suspension. For so long as Investor satisfies the Minimum Holding Requirement, the Company shall exercise its rights and powers such that the Investor Nominee shall only be suspended if so requested in writing by Investor unless the Board reasonably determines that not suspending the Investor Nominee would be in breach of the Board’s fiduciary duties. If Investor requests the suspension of the Investor Nominee, the Company shall exercise its rights and powers to give full effect to such request; provided, that at the time of such request Investor satisfies the Minimum Holding Requirement.

(ix)Dismissal. For so long as Investor satisfies the Minimum Holding Requirement, the Company shall exercise its rights and powers such that the Investor Nominee shall only be dismissed if so requested in writing by Investor or in the case of fraud or willful misconduct in the performance of the Investor Nominee’s office as non-executive director of the Company. If Investor requests the dismissal and/or replacement of the Investor Nominee, the Company shall exercise its rights and powers to give full effect to such request; provided, that at the time of such request Investor satisfies the Minimum Holding Requirement.
(x)Lapse of Nomination Right and Cure Period. The nomination right of Investor referred to in Section 8(b)(i) (Nomination of Investor Nominee) and Section 8(b)(iii) (Company Efforts), the limitation on the ability to suspend the Investor Nominee set forth in Section 8(b)(viii) (Suspension), and the limitation on the ability to dismiss the Investor Nominee set forth in Section 8(b)(ix) (Dismissal) shall lapse with immediate effect if Investor fails to satisfy the Minimum Holding Requirement and such failure continues for a period of twenty (20) Trading Days from the date on which Investor had, or could have had, knowledge of such failure; provided, that this cure period of twenty (20) Trading Days will be available to Investor only if the failure of the Minimum Holding Requirement was not caused in whole or in part by any direct or indirect sale or Transfer of Shares by Investor. Except for such limited ability to cure set forth in the proviso, the lapse of Investor’s nomination rights provided for in the last sentence shall be definitive even if Investor were to satisfy the Minimum Holding Requirement as of any later date. Subject to the foregoing provisions, upon the lapse of the nomination rights set forth in this Section 8(b), Investor will cause the Investor Nominee to tender his or her resignation from the Board as promptly as reasonably practicable. Any determination as to whether the Minimum Holding Requirement is met for any purpose under this Agreement shall be made by the Board in good faith.
(c)Observer and Information Rights.
(i)Subject to the Closing, subsequent to the annual General Meeting to be held in 2026, for so long as Investor satisfies the Minimum Holding Requirement, the Chairman of the Board may, in his discretion, invite an individual nominated in writing by Investor (the “Observer”) to attend certain meetings of the Board in a non-voting observer capacity. The Chairman of the Board may, in his discretion, give such Observer the right to participate in the discussions of the Board in such meetings and to receive materials during or in advance of such meetings.
(ii)Subject to the Closing, from January 2026 up until the annual General Meeting to be held in 2026, Mr. Nagi Hamiyeh shall have a non-voting ‘observer seat’ on the Board allowing him to attend meetings of the

Board, with the right to participate in the discussions in such meetings and to receive materials during or in advance of such meetings.
(iii)If the Chairman of the Board requests any observer to leave the meeting of the Board (x) for a specific item to be discussed among the members of the Board themselves and which request is carried by a majority of the Board members or (y) in any case, in order to preserve attorney-client privilege, then any such observer shall leave the meeting without hesitation.
(iv)Following the Closing Date and through December 31, 2025, Mr. Nagi Hamiyeh, on behalf of the Investor, shall be granted access to the materials that will be discussed at meetings of the Board during such period, following Investor’s written confirmation that it would like to receive such access, subject to any redactions as deemed appropriate by the Company, including in order to preserve attorney-client privilege.
(v)Section (b)(x) (Lapse of Nomination Right and Cure Period) shall apply, mutatis mutandis, to the rights and obligations set forth under this Section 8(c).
(d)Standstill.
(i)Investor agrees with the Company that, from the Closing Date until the date on which the Investor and its Affiliates cease to hold any Shares, it shall not, and shall cause each of its Affiliates not to, directly or indirectly, without the prior written consent of the Company, (i) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any Company Securities or any assets of the Company or any of its Subsidiaries, provided that Investor may acquire additional Company Securities so long as (x) Investor’s and its Affiliates’ aggregate beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act, after any increase to give effect to any hedging positions and arrangements having the effect of increasing such ownership) of Company Securities, as a result of such acquisition, does not exceed twelve percent (12%) of the issued and outstanding Shares; or (y) the Strategic Investors’ aggregate beneficial ownership of Shares, as a result of such acquisition, does not exceed eighty three percent (83%) of the issued and outstanding Shares, as determined by the Company in good faith from time to time, (ii) subject to applicable law, make any public announcement with respect to, or offer, sell or tender their Shares, whether or not in the open market to any party or parties acting together that have made, have announced to make or are reasonably expected to make or partake in a tender offer for the Shares, or otherwise publicly offer, seek, propose, indicate an interest in (in each case, with or without conditions), any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization or purchase of a material portion of the assets, properties or securities of the Company or any of its Subsidiaries, or any other extraordinary transaction involving the Company or any of its Subsidiaries or any of their respective securities that has not been recommended by the Board, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person regarding any of the foregoing, (iii) make, or in any way participate or engage in, any solicitation of proxies (whether or not relating to the election or removal of directors) to vote, or written consents, or advise or influence any person with respect to the voting of, any voting securities of the Company, (iv) deposit any Company Securities in any voting trust or similar arrangement or subject any Company Securities to any agreement, arrangement or understanding with respect to the voting of any Company Security, including the grant of any proxy with respect to the voting of any Company Security, (v) demand a copy of the stock ledger list of shareholders or any other books and records of the Company, (vi) otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, Board or policies of the Company or any of its Subsidiaries, (vii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company (other than with Investor or any of Investor’s Affiliates or pursuant to this Agreement and the transactions contemplated hereby), (viii) publicly disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing; (ix) take any action that would, in effect, require the Company to make a public announcement regarding the possibility of a transaction or any of the events described in this Section 8(d)(i), (x) advise, assist or encourage or enter into any negotiations, agreements or arrangements with any other Persons in connection with the foregoing, (xi) request the Company or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 8(d)(i) in a public communication or in a communication intended to or reasonably likely to require the Company to make a public disclosure, (xii) contest the validity of this Section 8(d)(i) or make, initiate, take or participate in any action or proceeding (legal or otherwise) or proposal to amend, waive or termination any provision of this Section 8(d)(i), (xiii) enter into any agreement, arrangement or understanding with respect to any of the foregoing or (xiv) advise, assist, encourage, cause, direct or facilitate any Person to do any of the foregoing.
(ii)Notwithstanding anything to the contrary in this Agreement, the prohibitions in Section 8(d)(i): (i) shall not affect Investor’s ability to hold or vote the Shares held by Investor or Investor’s rights under this Agreement, and (ii) shall not affect the ability of the Investor Nominee to vote or otherwise exercise his or her fiduciary duties as a director on the Board.
(e)Right of First Offer
(i)Subject to Section 8(a) (Lock-Up), from the Closing Date until the date on which Investor and its Affiliates (or their respective successors and permitted transferees) (collectively, the “ROFO Parties”) cease to hold any Shares, if any ROFO Party intends to Transfer (other than in connection with a

Transfer permitted by Section 8(a)(iii) (Permitted Transfers)), in a single transaction or as a result of a series of transactions carried out by any one or more ROFO Parties occurring in any period of thirty (30) days, Shares in an amount exceeding one percent (1%) of the issued and outstanding Shares (such Shares intended to be sold, the “Subject Shares”, and such transfer, the “Proposed Transfer”), such ROFO Party shall promptly consult with the Company regarding such proposed sale and it shall be required to first offer the Subject Shares in accordance with this Section 8(e); provided that this Section 8(e) shall not apply to Transfers of the ROFO Parties’ Shares to permitted transferees which agree to be bound to the terms of this Agreement as though they were the Investor hereunder.
(ii)Before any Proposed Transfer is consummated, the relevant ROFO Party shall first give the Company a written notice (a “Proposed Transfer Notice”) indicating the number of Shares that such ROFO Party proposes to Transfer. Within five (5) Business Days after the Company’s receipt of the Proposed Transfer Notice (the “ROFO Exercise Period”), the Company, or a Company’s shareholder designated by the Company for purposes of this Section 8(e) and of which the Company shall notify the ROFO Party in writing within the ROFO Exercise Period (the “Shareholder Designee”), shall have the right (the “Right Of First Offer”) to offer to such ROFO Party to purchase all or part of the Subject Shares, by sending a written notice (the “Election Notice”) to such ROFO Party setting forth the Company’s (or the Shareholder Designee’s) election to exercise the Right Of First Offer, and the material terms and conditions at which the Company (or the Shareholder Designee) is offering to purchase all or part of the Subject Shares, including, for the avoidance of doubt, the number of Subject Shares in respect of which the Right Of First Offer is being exercised, the proposed price, and the proposed closing date of such purchase. If no Election Notice is sent to the relevant ROFO Party by the Company (or a Shareholder Designee) by the end of the ROFO Exercise Period, the Company shall be deemed to have elected not to exercise the Right Of First Offer. From the receipt of an Election Notice, the relevant ROFO Party shall, within two (2) Business Days, notify the Company (and the Shareholder Designee, if applicable) of whether it wants to accept or refuse the Company’s (or the Shareholder Designee’s) offer, it being understood that the foregoing shall be without prejudice to any negotiations between such parties with regard to the purchase of the Subject Shares and that, in any case, such parties shall use their respective best efforts to enter into a definitive agreement in connection with the Transfer as soon as possible and at least within ten (10) Business Days from the relevant ROFO Party’s receipt of the Election Notice (the “Cut-Off Date”). The Company’s Board shall authorize its Chairman to act on matters related to the Right of First Offer in order to ensure that the potential exercise of such Right of First Offer is executed in a prompt and orderly manner.
(iii)The ROFO Parties shall not Transfer, and shall not solicit offers from, or negotiate or enter into any agreement with any third party for the

Transfer of any Shares from the beginning of the ROFO Exercise Period to the earliest of (A) receipt of a notice from the Company that the Company does not intend to exercise the Right Of First Offer nor to assign such right to a Shareholder Designee, (B) the expiration of the ROFO Exercise Period without receipt of any Election Notice, and (C) the expiration of the Cut-Off Date without the relevant ROFO Party and the Company (or the Shareholder Designee) having found an agreement on the definitive terms of the Transfer.
(iv)The relevant ROFO Party shall be permitted to consummate a Proposed Transfer within thirty (30) days after the latest of (A) receipt of a notice from the Company that the Company does not intend to exercise the Right Of First Offer nor to assign such right to a Shareholder Designee, (B) the expiration of the ROFO Exercise Period without receipt of any Election Notice, and (C) the expiration of the Cut-Off Date without such ROFO Party and the Company (or the Shareholder Designee) having reached an agreement on the definitive terms of the Transfer; provided that the Shares sold in such Proposed Transfer shall not be sold at a price more than five percent (5%) lower than the price offered to the relevant ROFO Party by the Company (or the Shareholder Designee).
(v)In the event that the Proposed Transfer is not consummated before the expiry of the thirty (30)-day period set forth under Section 8(e)(iv) above, the ROFO Parties shall be required to give the Company a new Proposed Transfer Notice before proceeding with any Proposed Transfer, and the Company shall have a Right Of First Offer (which it may assign to a Shareholder Designee), on the same terms and conditions as provided above.
(vi)If a Proposed Transfer is consummated in accordance with the terms of this Section 8(e), any subsequent Proposed Transfer by a ROFO Party shall be subject to this Section 8(e) and the Company shall have a Right Of First Offer (which it may assign to a Shareholder Designee) in connection therewith, on the same terms and conditions as provided above.
Section 9.Termination.
(a)Pre-Closing Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties hereunder shall terminate without any further liability on the part of any Party in respect thereof, upon the earliest to occur of (i) the mutual written agreement of the Parties hereto to terminate this Agreement, (ii) either Party providing notice to the other Party following August 5, 2025 (the “Outside Date”) if the Closing has not occurred by such date, and (iii) either Party providing notice to the other Party if any of the conditions to Closing set forth in Section 3 (Closing) of this Agreement are (A) not satisfied or waived prior to the Closing or (B) not capable of being satisfied on the Closing and, in each case of (A) and (B), as a result thereof, the transactions contemplated by this Agreement will not be and are not consummated at the Closing (the termination events described in clauses (i) – (iii) above, collectively, the “Termination Events”); provided that nothing herein will relieve any Party from liability for any willful breach hereof prior to the time of termination, and each Party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Notwithstanding the foregoing, Section 1 (Definitions), this Section 9 (Termination) and Section 10 (Miscellaneous) shall survive the termination of this Agreement under this Section 9(a).
(b)Post-Closing Termination. If the Closing occurs, this Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the Parties thereunder shall terminate without any further liability on the part of any Party in respect thereof, upon the earlier to occur of (i) the mutual written agreement of the Parties to effect such termination and (ii) three (3) months following the date on which Investor (or its successors or permitted assigns) ceases to hold any Shares; provided that nothing herein will relieve any Party from liability for any willful breach hereof prior to the time of termination, and each Party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Notwithstanding the foregoing, Section 1 (Definitions), Section 6(a) (Confidentiality), this Section 9 (Termination), Section 10 (Miscellaneous), and Section 11 (Non-Reliance and Exculpation) shall survive the termination of this Agreement under this Section 9(b).
Section 10.Miscellaneous
(a)Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the Parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Agreement shall not confer any rights or remedies on any Person other than as expressly provided herein. Except as expressly permitted under this Agreement, neither this Agreement nor any rights that may accrue to the Parties hereunder may be transferred or assigned without the prior written consent of the other Party hereto.
(b)Pre-Closing Notifications. Investor acknowledges that the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, Investor agrees to promptly notify the Company in writing (including, for the avoidance of doubt, by email) if any of the acknowledgments, understandings, agreements, representations and warranties made by Investor as set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case Investor shall notify the Company if they are no longer accurate in any respect).
(c)Publicity. The Parties will consult with each other before issuing press releases or otherwise making any public statements with respect to this Agreement or the Transaction, and neither Party shall issue any such press release or public statement without the prior written consent of the other Party; provided that such consent shall not be required to the extent the public announcement is required by law, by any Governmental Entity or by the rules of any relevant securities exchange; provided, further, that such consent shall not be unreasonably withheld or delayed if a Party deems it necessary to respond to any media or press inquiries or statements to clarify or refute any inaccurate or misleading statement arising out of any disclosure and/or speculation by third party(ies).
(d)Amendment; Waiver. This Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 9 (Termination) above) except by an instrument in writing, signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
(e)Entire Agreement. This Agreement, the Confidentiality Agreement and the Registration Rights Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.
(f)Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
(g)Counterparts. This Agreement may be executed and delivered in one (1) or more counterparts (including by electronic means, such as facsimile, in .pdf or electronic signature) and by different Parties in separate counterparts, with the same effect as if all Parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(h)Expenses. Each Party shall pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby. The Investor shall pay all transfer, documentary, sales, use, stamp, recording, value added and other similar taxes levied in connection with purchase of the Acquired Shares pursuant hereto.
(i)Obligations of Investor and of the Company. At any time, the Company may (i) extend the time for the performance of any obligation or other act of Investor, (ii) waive any inaccuracy in the representations and warranties of Investor contained herein or in any document delivered by Investor pursuant hereto and (iii) waive compliance with any agreement of Investor or any condition to its own obligations contained herein. At any time, Investor may (x) extend the time for the performance of any obligation or other act of the Company, (y) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (z) waive compliance with any agreement of the Company or any condition to its own obligations contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the Party to be bound thereby.
(j)Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
(i)if to Investor, to:

Venezio Investments Pte. Ltd.
60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891
Attn: Poy Weng Chuen c/o: Nagi Hamiyeh, Vincent Lee, Dylan Coll-Reed, Andria Varnavides

Email: [***]; [***]; [***]; [***]; [***]

with a copy to (which copy shall not constitute notice):
Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
United Kingdom
Attn: Robbie McLaren and Jennifer Gascoyne
Email: Robbie.McLaren@lw.com; Jennifer.Gascoyne@lw.com
(ii)if to the Company, to

Ermenegildo Zegna N.V.
Via Savona 56/a Milan Italy
Attn: Delphine Gieux, Group General Counsel

Gianluca Ambrogio Tagliabue, Chief Operating and Financial Officer
Email: [***]; [***]
with a copy to (which copy shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street New York, NY 10004 United States
Attn: Scott D. Miller
Email: MILLERSC@sullcrom.com
(k)or to such other address as the Party to whom notice is given may have furnished following the date of this Agreement and prior to such notice to the others in writing in the manner set forth above.
(l)Governing Law and Venue; Waiver of Jury Trial. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof. Matters concerning the governance and share capital of the Company shall be governed by mandatory Dutch law.
THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK (THE “CHOSEN COURTS”) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN

THE MANNER PROVIDED IN SECTION 10(j) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(k).
(m)Specific Performance. Investor agrees that any breach by it of any provision of this Agreement would irreparably injure the Company and that money damages would be an inadequate remedy therefor. Accordingly, Investor agrees that the Company shall be entitled to seek one or more injunctions enjoining any such breach and requiring specific performance of this Agreement and consents to the entry thereof, in addition to any other remedy to which the Company is entitled at law or in equity.
(n)No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement shall have any standing as a third-party beneficiary with respect to this Agreement or the transactions contemplated hereby, except that the Parties agree that any Shareholder Designees designated by Zegna in accordance with Section 8(e) (Right of First Offer) are intended third-party beneficiaries of the provisions set forth in, Section 8(e) (Right of First Offer).
Section 11.Non-Reliance and Exculpation. Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of the Company expressly contained in this Agreement, in making its investment or decision to invest in the Company and Investor acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, the Company has not made any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or its Affiliates (including any implied warranties that may otherwise be applicable because of the provisions of applicable law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Investor or any of its subsidiaries or their respective Affiliates in connection with the Transaction. Without limiting the generality of the foregoing, Investor acknowledges and agrees that it has not relied on any other information provided, or made available, to Investor or any of its subsidiaries or their respective Affiliates in connection with the Transaction, and that none of the Company, its Subsidiaries any of their respective Affiliates nor any other Person shall be subject to any liability to Investor or any other Person resulting from (i) any misrepresentation or omission by the Company, any of its Affiliates or any other Person with respect to any such information or (ii) Investor’s use of, or the use by any of its Affiliates or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to Investor, its Affiliates or their respective Representatives in any confidential information memorandum, management presentations or otherwise in connection with the Transaction and the other transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in this Agreement.

IN WITNESS WHEREOF, Investor has executed or caused this Agreement to be executed by its duly authorized representative.

Venezio Investments Pte. Ltd.

/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

IN WITNESS WHEREOF, the Company has executed or caused this Agreement to be executed by its duly authorized representative.

ERMENEGILDO ZEGNA N.V.

/s/ Ermenegildo Zegna di Monte Rubello
Name: Ermenegildo Zegna di Monte Rubello
Title: Executive Chairman and Chief Executive Officer